Exhibit 99.2
NICE and MoneyGram Named Winners for Customer Experience Category
In Ventana Research’s 16th Annual Digital Leadership Awards

MoneyGram utilizes NICE CXone Guide to better promote its loyalty program and implement additional tech solutions to handle day-to-day business challenges

Hoboken, N.J., December 5, 2023 – NICE (Nasdaq: NICE) today announced that it has been named a winner with MoneyGram International in the Ventana Research 16th Annual Digital Leadership Awards competition for the Customer Experience category. Ventana’s Customer Experience award recognizes the organization and technology that best exemplifies leadership in applications and technologies that support engagement with customers for any purpose.

MoneyGram, which provides financial services including money transfers in more than 200 countries and territories, needed a contextual help solution for its web presence that would be both powerful for consumers and easy to implement and maintain. Expanding its existing relationship with NICE, MoneyGram now utilizes NICE CXone Guide to better promote its loyalty program and implement additional tech solutions to handle day-to-day business challenges.

Cyndi Daman, Global Web Manager, MoneyGram International, explained, “NICE CXone Guide’s capabilities and adaptability give us more tools to reach our customers on the web. Because we have 14 languages that we work with across 35 websites internationally, we have to make sure that the message we are putting out in each region is relevant to that region and CXone Guide allows us to do that.”

Concluded Daman, “With NICE CXone Guide we’ve seen faster go-to-market results, an increase in our TrustPilot ratings and an increase in our conversion rates. We also ran a promotion using messaging via CXone Guide that yielded us 21,000 engagements over the course of just 30 days.”

Barry Cooper, President, CX Division, NICE, said, “Proactively delivering the right guidance at the right time gives web and mobile visitors the most relevant and appropriate offers or assistance and reduces friction throughout their digital journey. As organizations engage their customers on an increasing variety of digital and voice channels, journey orchestration has become a top priority. This recognition from Ventana Research highlights NICE’s ongoing commitment to providing seamless experiences to create optimal outcomes on customers' channel of choice fosters stronger customer engagements and markedly improves satisfaction.”

Keith Dawson, VP and Research Director for CX, Ventana Research, and ISG said, “MoneyGram demonstrated significant real-world benefits from working with NICE, moving the needle on key metrics and ultimately delivering a powerful and effective customer experience. We congratulate NICE and MoneyGram on winning this award.”

CXone Guide provides proactive, contextual self-service guidance for Web and Mobile experiences. Guidance can be in the form of knowledge articles, bots and Intelligent Virtual Assistants (IVAs), or connection with an agent via chat or messaging.

The Ventana Digital Leadership Awards program recognize individuals and companies that have embraced the use of technology to help them lead their businesses and optimize readiness across their people, processes, information, and technology to grow their impact and industry potential. As part of the judging process and methodology, Ventana Research examined case studies and submissions to evaluate the nominated organization, the individual's leadership and outcomes using technology, best practices utilized, and the associated business impact and value. Submissions received spanned industries and organizational sizes from across the globe.

For the full case study “MoneyGram powers digital transformation with contextual help from CXone Guide,” please click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1-646-408=5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.